

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

82-3964

Our Ref.: HASE/JY/HI/03587

21st September, 2004



SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

**Re: *Announcement: disclosure obligation for
revolving credit agreement with covenants of the controlling shareholder***

We enclose for your information a copy of the Company's announcement dated 17th
September, 2004 on the disclosure of the covenants of the controlling shareholder in
the revolving credit agreement entered into by the Company, which has been
advertised in newspapers on 20th September, 2004.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

Jew 10/1

香港中環金融街八號國際金融中心二期七十二至七十六樓

72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

電話 Tel: (852) 2908 8888 · 傳真 Fax: (852) 2908 8838 · 網址 Website: www.hld.com

 **HENDERSON LAND DEVELOPMENT COMPANY LIMITED**
(Incorporated in Hong Kong
with limited liability)
(Stock Code: 12)

 **HENDERSON INVESTMENT LIMITED**
(Incorporated in Hong Kong
with limited liability)
(Stock Code: 97)

ANNOUNCEMENT IN RELATION TO RULE 13.18

The respective Boards of Directors of Henderson Land and Henderson Investment wish to announce the following information in accordance with Rule 13.18 of the Listing Rules.

The respective Boards of Directors of Henderson Land Development Company Limited ("Henderson Land") and Henderson Investment Limited ("Henderson Investment") wish to announce that on 17th September, 2004, Henderson Land and Henderson Investment (as several guarantors) and a wholly owned subsidiary of Henderson Land and a wholly owned subsidiary of Henderson Investment (as several borrowers) have entered into a HK$10,000,000,000 (the "Facility") revolving credit agreement ("Revolving Credit Agreement") with a syndicate of banks (the "banks"). The Facility consists of a Hong Kong Dollar 5-year revolving credit facility in an aggregate amount equal to HK$5,000,000,000, and a Hong Kong Dollar 7-year revolving credit facility in an aggregate amount equal to HK$5,000,000,000. The Facility is granted to the borrowers on a several basis. Each of Henderson Land and Henderson Investment provides an unconditional and irrevocable guarantee to the banks that if its corresponding wholly owned subsidiary does not make payment under the Revolving Credit Agreement on time, it will pay such sum on demand. The liability of the borrowers and the guarantors under the Revolving Credit Agreement is several.

Under the Revolving Credit Agreement, it will be an event of default if Henderson Land (as controlling shareholder of Henderson Investment) ceases to own and control 51% of the issued equity share capital of Henderson Investment. It will also be an event of default if any of Henderson Land or Henderson Investment ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any of the above events occurs, the Facility may become due and payable on demand.

Save and except for matters disclosed above, neither Henderson Land nor Henderson Investment has any general disclosure obligation under Chapter 13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Appropriate disclosure will be included in the respective interim and annual reports of Henderson Land and Henderson Investment for so long as the obligations continue to exist.

On behalf of the Board of
Henderson Land Development Company Limited
John Yip
Secretary

On behalf of the Board of
Henderson Investment Limited
John Yip
Secretary

Hong Kong, 17th September, 2004

As at the date of this announcement, the respective Boards of Directors of Henderson Land and Henderson Investment are as follows:

Henderson Land

Executive Directors	*Non-executive Directors*
Lee Shau Kee (Chairman)	Lee Tat Man
Lee Ka Kit	Kan Fook Yee
Colin Lam Ko Yin	
Lee King Yue	*Independent Non-executive Directors*
Fung Lee Woon King	Lo Tak Shing
Leung Sing	Woo Po Shing
Eddie Lau Yum Chuen	Leung Hay Man
Li Ning	Angelina Lee Pui Ling
Lee Ka Shing	Gordon Kwong Che Keung
Patrick Kwok Ping Ho	Alex Wu Shu Chih
Ho Wing Fun	Vincent Liang
John Yip Ying Chee	(as alternate to Lo Tak Shing)
Suen Kwok Lam	Jackson Woo Ka Biu
	(as alternate to Woo Po Shing)

Henderson Investment

Executive Directors	*Independent Non-executive Directors*
Lee Shau Kee (Chairman)	Woo Po Shing
Lee Ka Kit	Philip Yuen Pak Yiu
Colin Lam Ko Yin	Leung Hay Man
Lee Tat Man	Gordon Kwong Che Keung
Lee King Yue	Alex Wu Shu Chih
Eddie Lau Yum Chuen	Jackson Woo Ka Biu
Li Ning	(as alternate to Woo Po Shing)
Lee Ka Shing	
Patrick Kwok Ping Ho	
Ho Wing Fun	
Lau Chi Keung	
Donald Cheung Ping Keung	
Augustine Wong Ho Ming	
Suen Kwok Lam	
Sit Pak Wing	